Glass House Brands Inc.

3645 Long Beach Blvd.

Long Beach, California 90807

December 30, 2022

VIA EDGAR SUBMISSION TYPE RW

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C., 20549

Attention: Mr. Joseph McCann

Re:	Glass House Brands Inc.

Shell Company Report on Form 20-F

File Number: 000-56261

Dear Mr. McCann:

Reference is made to the Shell Company Report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) by Glass House Brands Inc. (the “Company”) on December 21, 2022 (File No. 000-56261) (the “Shell Company Report”). The Company hereby applies for the withdrawal of the Shell Company Report effective as of the date of this application because the Shell Company Report was incorrectly tagged as a 20FR-12G. The Company intends to re-file the Shell Company Report concurrent with this withdrawal request.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Matthew A. Portnoff of Venable LLP at (310) 229-0374 or by e-mail at mportnoff@venable.com.

Sincerely,

/s/ Kyle Kazan
Kyle Kazan
Chief Executive Officer